SOCIAL MEDIA POSTS

Vishal Garg @vishal_better · 2h

This is a very consequential post. A new internet, a new distribution channel unlike one ever seen before is emerging with personal AI agents like Instinct and Muse. One that meets humans at the point of thought..... how will financial services adapt. $BETR

Better Home & Finance Holding ...
BETR $10.40 -0.48%



> **Stratechery** @stratechery · 3h
>
> Apps, Agents, and Aggregation
>
> Agents are the ultimate Aggregators; they reveal apps as a means, not an ends, and providing them is tech's biggest prize.
>
> ...

11 · 6 · 35 · 1.5K

Vishal Garg @vishal_better · Sep 25

I took the poison pill docs and asked ChatGPT to create a summary. Here you go. Now think if you want these people running a company you own shares in.

8:42

Existing Class A and Class B shares — Retained

Vishal continues to own his existing common shares. The poison pill does not itself authorize Better to confiscate or cancel those shares.

Existing voting rights — Retained

The existing shares retain their contractual and charter-based voting rights, including the applicable super-voting rights of Class B shares.

Rights attached to existing shares — Voided

Vishal's rights under the poison pill would become null and void if he becomes an Acquiring Person. This affects the rights associated with his existing shares, not merely the newly purchased shares.

Percentage ownership and voting power — Subject to dilution

Other eligible shareholders could receive additional shares, increasing the company's total outstanding shares and potentially ... voting power.

Ask ChatGPT

8:42

... shares.

Rights attached to existing shares

Vishal's rights under the poison pill wo[uld] become null and void if he becomes a[n] Acquiring Person. This affects the righ[ts] associated with his existing shares, no[t] merely the newly purchased shares.

Percentage ownership and voting power — Subject t[o dilution]

Other eligible shareholders c[ould rec]eive additional shares, increasing the comp[any's] total outstanding shares and potential[ly] reducing Vishal's percentage ownersh[ip and] voting power.

These consequences follow from the ri[ghts] provisions described in Better's SEC fili[ngs].

BETRW 8-K Filing +1

The key point: Vishal could retain eve[ry share] he currently owns but end up with a significantly smaller percentage of BE[TR's] total voting power.

3. What if Better uses its maximu[m] ...

Ask ChatGPT

> **reginaldju** @reginaldju1 · Sep 25
>
> Replying to @vishal_better @HowdyDoody_1966 and @danielsethlewis
>
> I thought I read that the poison pill isn't valid for the vote or some such thing .. why should it prevent u or anyone from buying the stock ?

4 · 7 · 29 · 19K

Existing voting rights Retained

8:42 47

The existing shares retain their contractual and charter-based voting rights, including the applicable super-voting rights of Class B shares.

Rights attached to existing shares Voided

Vishal's rights under the poison pill would become null and void if he becomes an Acquiring Person. This affects the rights associated with his existing shares, not merely the newly purchased shares.

Percentage ownership and voting power Subject to dilution

Other eligible shareholders could receive additional shares, increasing the company's total outstanding shares and potentially reducing Vishal's percentage ownership and voting power.

These consequences follow from the rights-plan provisions described in Better's SEC filing.

BETRW 8-K Filing +1

The key point: Vishal could retain every share he currently owns but end up with a significantly smaller percentage of BETR's total voting power.

3. What if Better uses its maximum dil

+ Ask ChatGPT

Better's plan gives the board two principal

he c[illegible]ly owns but end up with a significantly smaller percentage of BETR's [illegible] voting power.

3. What if Better uses its maximum dilution powers?

Better's plan gives the board two principal mechanisms for diluting a triggering shareholder.

A. The flip-in provision

After the applicable distribution date, eligible shareholders other than the Acquiring Person can exercise their rights by paying $65 per right to acquire BETR common stock with a market value of $130.

That represents a 50% discount to the reference market value.

If other shareholders exercise their rights, Better issues additional shares, diluting Vishal's percentage ownership.

Importantly, the amount of dilution depends on how many rights are exercised, the market price used in the calculation, and the applicable share classes. BETRW 8-K Filing +1

B. The board's exchange power

This provision is especially relevant to your question about Better using its full rights.

Ra[illegible]

pay $65 to exercise their rights, the board can elect to exchange eligible rights for additional

If other shareholders exercise their rights, Better issue additional shares, diluting Vishal's percentage ownership.

Importantly, the amount of dilution depends on how many rights are exercised, the market price used in the calculation, and the applicable share classes. BETRW 8-K Filing +1

B. The board's exchange power

This provision is especially relevant to your question about Better using its full rights.

Rather than waiting for other shareholders to pay $65 to exercise their rights, the board can elect to exchange eligible rights for additional common shares or equivalent value.

Under the disclosed plan, each eligible right may be exchanged for one share of the applicable common-stock class, or equivalent consideration, subject to the agreement's conditions.

The board cannot exercise this exchange power after a person becomes the beneficial owner of 50% or more of the company's voting power. BETRW 8-K Filing

This means Better could potentially dilute Vishal without requiring other shareholders to contribute additional cash.

4. How much voting power could Vishal lose?

Ask ChatGPT

impact of the exchange provision.

7 29 19K

↰ Daniel Lewis

When I weigh in here, it is usually to share thoughts on the business, such as TinmanGo, but I do sometimes to ...

You magically settled her case for an amount you refuse to share with the board or me.... A case that had been raging for months.... Four hours after your counsel confirmed that we were at 46%+ of the vote so you could silence the 69k shares she was going to vote for us.

Come on Daniel you bribed her and sent that press release out to cover your tracks and blame it on me.

You're just digging a deeper hole for yourself.

You still haven't corrected your press release about us not having 46% of the votes —- even after your own GC confirmed it.

Daniel you are likely a narcissistic hypocrite and you can't stand being outed in public.

You could have easily achieved your goals in a constructive way —- instead you went for a power grab and the market told you everything you feared. 45% down in one day. 60% down in 6 weeks.

You can't handle the job Daniel. Step down and go back to being a failed but still somehow rich hedge fund has been.



6:33 PM

↩ DD

Takes one to know one VG. You have truly met your match. I wish you both a good married life. You didn't ...

No I did not. Not at all. I actually pitched her Tinman. To sell Betters product to her customers, which include 2 homebuilders we have tried to get into. That is called business development.

Daniel bribed her.

I offered her the ability to sell Tinman to her customers.

When the defamation suit happens (Daniel bring it - I dare you) and she confirms what I said on the stand as she actually has integrity , and Daniel loses and I get awarded damages, then we will all see.

I may have been optimistic about our growth targets, but I never lied.

Daniel is a professional liar, hypocrite and narcissist. That is the truth.

8:26 AM